ROPES & GRAY LLP ONE INTERNATIONAL PLACE BOSTON, MA 02110-2624 WWW.ROPESGRAY.COM

April 28, 2009

Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re:	DWS International Fund, Inc. (the “Registrant”); File No.811-00642

To The Commission:

On behalf of the Registrant, electronically transmitted herewith is Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 (File No. 333-158137) relating to the issuance of shares in connection with the merger of DWS Japan Equity Fund (“Japan Equity Fund”), into DWS International Value Opportunities Fund, a separate series of the Registrant (the “Merger”).

On or about April 28, 2009, the Registrant will be filing by letter a request for acceleration of effectiveness.

It is currently expected that a special meeting of shareholders of Japan Equity Fund will be held on June 19, 2009. Accordingly, we plan to mail the proxy materials to Japan Equity Fund shareholders around May 1, 2009.

Please direct all of your questions and/or comments regarding this filing to the undersigned at (617) 951-7109.

Sincerely,

/s/ Yana D. Guss